Province of British Columbia
British Columbia Securities Commission

03003868

03 FEB 11 7:21

82-3378

FORM 51-901F

QUARTERLY REPORT

SUPPL

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	December 31, 2002	February 7, 2003

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

CERTFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED
T. A. (Terry) Ibbetson	T. A. (Terry) Ibbetson	February 7, 2003
James L. Swanson	James L. Swanson	February 7, 2003

CON-SPACE
COMMUNICATIONS LTD.

Safety in Communication®

Financial Support Discussion
Quarterly Report ended December 31, 2002
Unaudited

Schedule A - Financial Statements

Attached are the following Financial Statements and their comparisons to the equivalent period a year earlier:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- And the Notes to the Financial Statements

Schedule B – Supplementary Information

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - Deferred Development Costs
  - General and Administrative Expenses;
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $91,200;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $896,406:

	Period Ended Dec 31, 2002 $	Period Ended Dec 31, 2001 $
Beginning Inventory	699,923	600,268
Purchase, Parts & Supplies	751,905	585,179
Direct Labour & Overhead	230,665	200,311
TOTAL INVENTORY	1,682,493	1,385,758
Less Ending Inventory	883,357	631,957
Cost of Goods Sold	799,136	753,801
Commission	97,270	76,161
Cost of Goods Sold and Commission	896,406	829,962

1. See Financial Statements

2. See Financial Statements (Note 8)

3. a) See Financial Statements (Note 7)

   b) Options granted during the year:

Name	Number	Expiration date
Terence A. Ibbetson, director	200,000	April 22, 2004
James L. Swanson, director	200,000	April 22, 2004
Vincent L. Ready, director	50,000	April 22, 2004
Eric J. Harris, director	50,000	April 22, 2004
Employees	446,000	April 22, 2004
	746,000	

4. a) See Financial Statements (Note 7)

   b) See Financial Statements (Note 7)

   c) See Financial Statements (Note 7)

   d) See Financial Statements (Note 7)

5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris

   List of Officers

   Gloria J. Gordon, Controller
   Terence A. Ibbetson, President
   Rosalind C. Nishi, Administration Manager
   James L. Swanson, Chairman

Schedule C – Management Discussion

1. CON-SPACE business:

   The Company is engaged primarily in the development, manufacturing and marketing of a line of Industrial Communication products. Many of its products are used in noisy, hazardous and confined spaces while others are used to simplify and improve communication through two-way radios. Its products consist of both Hardline and Two-way Radio Accessory equipment. Business is conducted through domestic and international divisions and subsidiaries.

   The Company, an ISO-9001 Certified Manufacturer, supplies industry, government, fire departments, police, rescue teams and the military worldwide.

All branches of the military within the United States as well as many militaries around the world are major customers of the Company and numerous projects are underdevelopment with many separate military groups.

The Company also has a growing number of OEM (Original Equipment Manufacturers) Customers that have CON-SPACE products built and Private Labeled specifically for them which they market to their own customers under their own label. This expanding OEM business is part of the Company's long term growth strategy as is the military business.

2. Discussion on Financial Statements:

The 2nd quarter ended December 31, 2002, proved to be a continuing quarter of growth for CON-SPACE setting new records for sales and profits. The upward rise in traditional business, continuing growth of OEM (Original Equipment Manufacturer) and 'Private Label' business as well as strong British sales contributed to this healthy growth.

The Company set a new quarterly sales record with sales of $1,126,820 for its second quarter of fiscal 2003 ended December 31, 2002. The resulting year-to-date sales are up 32% and profits are up 277% over the previous year.

The first-half, ended December 31, 2002, closed with year-to-date sales of $1,919,295 a 32 percent increase over the $1,452,980 for the same period last year and the net profit increased to a record breaking $296,865, or $0.04 per share, compared to a net profit of $78,612, or $0.01 one year ago. This gave a 277.6 percent increase in profits year-over-year.

Sales for the second quarter were $1,126,820 giving a 60.7% increase over the $701,156 for the same quarter a year ago. Operating expenses for the second quarter were $390,388 compared to last year's second quarter of $294,808. For the first-half of fiscal 2003 ended December 31, 2003 operating expenses closed at $696,151 up 13.4% from $614,077 one year earlier.

Resulting operational profits (before amortization, depreciation and taxes) were $260,254 or $0.03 per share for the second quarter and $336,823 or $0.04 per share for the first-half of fiscal 2003 compared to last year's second quarter operating profit of $82,362 or $0.01 per share and the first-half's operating profit of $154,096 or $0.02 per share.

Net profit for the second quarter, ended December 31, 2002, closed at $239,844 or $0.03 per share giving a first-half net profit of $296,865 or $0.04 per share. This compares to last year's second quarter net profit of $44,137 or $0.01 per share and a first-half net profit of $78,612 or $0.01 per share. The result is a 277.6% improvement in net profit this year over last.

Final review of the second quarter, shows that the cost cutting efforts put into effect in the spring of 2001, along with the continued dedicated efforts for sales

growth, combined to produce a very strong growth quarter in a down economy. The Company feels continued growth is apparent as orders continue to flow in at an unprecedented rate.

3. Major Expenses, Accounts Receivables, Inventory, and any unusual variances to Sales, Cost of Goods Sold, Foreign Exchange or Amortization:

   Corporate liability insurance costs have increased substantially as a result of terrorist events that have occurred world wide during the past year and a half. Costs increased by $10,560 to $15,114 in the second quarter of 2003 over the previous year of $4,554. First half year to date expenses total $24,314, a 118.4% increase over the previous years $11,135.

   Accounting and office supplies and computer expenses increased slightly by $1,165 to $13,708 during the second quarter of 2003 over the previous year of $12,543. Although, first half expenses in these areas actually decreased by 21.0% to $29,969, over the previous years $37,948. Interest costs and service charges decreased for the first half of the year to $79,326 as compared to $86,341 for the previous year.

   The controllable expenses of advertising, travel and trade show activities increased in the second quarter 2003 as a result of the increased efforts to bring market awareness of our product line. Costs increased by $26,307 to $38,617, in the second quarter of 2003 over the previous year of $12,310. First half year to date expenses total $63,314, a 60.9% increase over the previous years $39,803.

4. Major Contracts obtained or cancelled:

   The Company entered into a license agreement with Vital Sound, Inc. of the United States, to manufacture and distribute worldwide, a new product called the "Vital Sound". Vital Sound, Inc. is the patent holder for this devise and the Company did the design work on the product. This product began being marketed in April of 2002.

   As indicated in other areas of this report a major order from the British Army was received in August and as of October 25, 2002 a little over $300,000, slightly more than 50 percent of the order was shipped to them. The balance ships in March / April of 2003.

   Major projects with the US Navy continue to be worked on including the use of the Company's equipment in Gas Free Environments. Eighteen pages of the Navy and Marine new training documentation are dedicated to the CON-SPACE equipment and its use.

   Numerous other military projects are in process as are negotiations on a number of other OEM contracts.

5. Financings and Use of Proceeds:

Private placements of $23,250 took place during the second quarter of fiscal 2003, and the funds were used to increase the company's inventory. Further a private placement of $50,000 is expected to be completed during the third quarter. The Company continues its search for additional capital.

6. Investor Relations activities:

    The Company currently handles its own investor relation activities internally with no specific employee being designated as an Investor Relations Officer. All costs related to Public Company Expenses relate to filing, sustaining, SEDAR and legal fees. The Company does not advertise its stocks or itself as an investment opportunity to the investment market. Minimal funds were expended in the first half of fiscal 2003 in an effort to attract institutional investors to the Company. However an amount of $11,000 was spent in the preparation of documents for the presentation of the Company to institutional investors. The other expenses on Investor Relations activities during the first half were the preparation and mailings of Shareholder reports, newsletters and notice for the Annual General Meeting on November 14, 2002.

7. Related Party transactions:

    The Company entered into a management agreement dated June 30, 1991 for management services at $15,200 per month to Ridel Investments Ltd., a Company controlled by two directors. This agreement remains in effect at its original amount.

    During October 2002, two directors received 40,000 common shares at a deemed value of $0.10 per share as compensation for providing personal guarantees for bank indebtedness.

    The were no related party transactions other than in the normal business of selling products to different operating divisions for resale within their respective territories.

8. Legal Proceedings, Contingent Liabilities, Defaults and concerns with Working Capital:

    Management is not aware of any current or pending legal proceedings, contingent liabilities nor is it in default of any of its contractual commitments, other than as presented herein.

    Working capital is beginning to ease as the effects of a few major orders concluded during the first half and the beginning of the third quarter take effect. However, expenses remain under tight control. The Company continues to look for further private placement investment to allow for an increase in expected research and development, and continued sales growth.

    When the Company is again in a position to apply for formal SB-1 registration with the SEC in the United States, it will do so.

On January 4, 2001 CDNX approved a five-year extension to the Company's escrow shares. The expiry date was set at December 31, 2006. The Company later applied for and received approval in February 2002 on the conversion of the escrow shares to a time release formula. The time release began in December of 2002.

The Company has been working with its banking representatives and has successfully reestablished itself as being current with each organization.

9. Other relevant items that may impact the Company, Special Resolutions, Senior Management Changes, Acquisitions or Dispositions:

   CON-SPACE Communications Ltd. was officially granted Tier 1 status on the Toronto Venture exchange in January 2003. Tier 1 represents the Exchange's premier Tier and is reserved for the Exchange's most advanced Issuers.

   CON-SPACE is recognized worldwide as the leading designer and manufacturer of specialized voice communication equipment used by Police, Fire, Rescue, Government Agencies, Militaries, Municipalities and general industry. The Company has distribution throughout North America, Great Britain, Australia, and parts of Asia, South America, and Europe. The Company also supplies many other manufacturers with Private Labeled products. Its products were used to make initial contact with the nine trapped miners in the Pennsylvania coal mine disaster of last July and successfully contributed to their rescue.

   During fiscal 2000 a new Company, CON-SPACE Technologies Inc., was incorporated to take over all manufacturing as of July 1, 2000 but the actual date of start up has been postponed due an attempt to keep expenses to a minimum.

10. Items subsequent to the quarter close:
    a. The Company was officially granted Tier 1 status on the Toronto Venture exchange.
    b. Her Majesty's Fire Service, Inspectorate, a division of the Deputy Prime Minister's office in London, England, purchased twenty-nine Victim Locator Kits for CDN $112,000.
    c. The Second half of the British Army order for $600,000 which was to have been delivered in April 2003 was requested by the British Army to be delivered as soon as possible an was delivered in late January 2003.
    d. The Company continues with a fixed line of credit with its main banker, the Bank of Montreal, at $320,000.
    e. The Bank of Montreal has granted a short-term loan of $152,000 to allow for the completion of the order for the British Army. This loan was paid back in December. Then a further short-term loan was granted for $97,000 for the completion of an order for $175,000 to an OEM customer. This loan will be paid back in late 3rd quarter.

f. The Company has continued to receive recognition for its efforts and products that were instrumental in assisting the rescue efforts of nine miners trapped underground in Pennsylvania.
g. The company is anticipating the successful conclusion to a $50,000 private placement during the 3rd quarter.
h. The Company's Directors past a resolution in October 2002 that allows the Company to develop internal Corporate Policies and Procedures to provide for adequate internal monitoring to insure reliable reporting information to the investing public. This new procedure manual is now underdevelopment.

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 6 MONTHS ENDED DECEMBER 31, 2002

(PREPARED BY MANAGEMENT)

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET DECEMBER 31, 2002 & JUNE 30, 2002
(Prepared by Management)

	Dec 31 2002 $	June 30 2002 $
ASSETS		
CURRENT ASSETS		
Cash	88,773	26,789
Accounts Receivable (Note 9)	484,807	505,703
Inventory (Note 4)	883,357	699,923
Prepaid Expenses	50,656	22,673
	1,507,593	1,255,088
CAPITAL ASSETS (Note 5)	193,490	208,651
DEFERRED DEVELOPMENT COSTS (Note 6)	15,263	30,524
INCOME TAX RECOVERIES	51,298	51,298
	1,767,644	1,545,561
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	378,563	484,465
Bank Indebtedness (Note 9)	347,347	288,372
Current Portion LTD (Note 10)	271,698	211,002
	997,608	983,839
LONG TERM DEBT		
Loans (Note 10)	417,721	533,522
	1,415,329	1,517,361
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	2,111,036	2,083,786
DEFICIT- Beginning of the year	(2,055,586)	(2,262,754)
Earnings (Deficit)	296,865	207,168
End of period	(1,758,721)	(2,055,586)
	1,767,644	1,545,561

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President   James L. Swanson, Chairman

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT

FOR THE PERIODS ENDED DECEMBER 31, 2002 & DECEMBER 31, 2001
(Prepared by Management)

	3 months ended Dec 31, 2002 $	YTD ended Dec 31, 2002 $	3 months ended Dec 31, 2001 $	YTD ended Dec 31, 2001 $
SALES	1,126,820	1,919,295	701,156	1,452,980
COST OF GOODS SOLD	487,228	896,406	359,664	758,602
GROSS MARGIN	639,592	1,022,889	341,492	694,378
OTHER INCOME - Other (Note 12)	---	---	---	536
- Foreign Exchange	11,050	10,085	35,678	73,259
	650,642	1,032,974	377,170	768,173
OPERATING EXPENSES				
Accounting and Legal	5,010	12,106	6,390	17,878
Advertising and Promotion	9,634	21,978	7,826	18,997
Bad Debts	78	(1,484)	(2,505)	(2,204)
Insurance	15,114	24,314	4,554	11,135
Interest and Service Charges	40,312	79,326	39,271	86,341
Management & Consulting Fees	48,550	89,742	38,871	77,045
Miscellaneous	147	358	489	716
Office Rent	14,066	25,740	14,745	30,956
Office Supplies & Computer	8,698	17,863	6,153	20,070
Postage and Courier	7,358	12,399	2,586	4,941
Production Expenses	20,076	29,107	3,280	4,533
Regulatory and Filing Fees	12,554	14,146	14,986	15,355
Salaries, Wages and Benefits	153,914	280,932	128,186	260,772
Telephone	7,576	12,627	6,102	11,621
Travel and Accommodation	19,098	26,961	2,752	14,117
Trade Shows	9,885	14,375	1,732	6,689
Utilities	1,433	2,281	1,557	2,607
Repair & Maintenance	2,810	5,266	5,076	5,076
Vehicle Expenses	14,075	28,114	12,757	27,432
	390,388	696,151	294,808	614,077
OPERATING INCOME (LOSS)	260,254	336,823	82,362	154,096
DEPRECIATION/AMORTIZATION	(20,410)	(39,958)	(38,225)	(75,484)
NET INCOME (LOSS)	239,844	296,865	44,137	78,612
DEFICIT, BEGINNING OF PERIOD	(1,998,565)	(2,055,586)	(2,228,279)	(2,262,754)
DEFICIT, END OF PERIOD	(1,758,721)	(1,758,721)	(2,184,142)	(2,184,142)
OPERATING INCOME PER SHARE	0.03	0.04	0.01	0.02
NET INCOME PER SHARE	0.03	0.04	0.01	0.01

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2002 & DECEMBER 31, 2001
(Prepared by Management)

	3 months ended Dec 31, 2002 $	YTD ended Dec 31, 2002 $	3 months ended Dec 31, 2001 $	YTD ended Dec 31, 2001 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	239,844	296,865	44,137	78,612
Plus Amortization	20,410	39,958	38,225	75,484
	260,254	336,823	82,362	154,096
Net changes in non-cash operating accounts				
Accounts Receivable	(8,241)	20,896	42,202	7,310
Inventory	(61,042)	(183,434)	42,003	(31,690)
Prepaid Expenses	8,596	(27,983)	(3,105)	(10,211)
Accounts Payable	(146,548)	(105,902)	(119,195)	(58,410)
Operating Bank Loan	32,929	58,975	6,077	(113,946)
	85,948	99,375	50,344	(52,851)
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(3,701)	(9,536)	(15,412)	(19,084)
Increase in deferred product development costs	---	---	---	---
	(3,701)	(9,536)	(15,412)	(19,084)
FINANCING ACTIVITIES				
Deferred Financing Costs	---	---	---	---
Loan Long Term	(34,244)	(55,105)	9,400	22,262
Issuance of Share Capital	27,250	27,250	---	---
	(6,994)	(27,855)	9,400	22,262
INCREASE (Decrease) IN CASH	75,253	61,984	44,332	(49,673)
CASH, Beginning in period	13,520	26,789	(55,371)	38,634
CASH, End of period	88,773	88,773	(11,039)	(11,039)

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS

The Company is engaged primarily in the development, manufacture and marketing of a line of industrial safety communications products for use primarily in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

These financial statements have been prepared under the assumption that the Company will continue in operation for the foreseeable future. The Company's ability to continue operations and fund research and development is dependent upon continued profitable operations and/or obtaining additional debt and equity financing.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis.

c) Amortization of capital assets

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Vehicle	Straight line over five years
Trademarks and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

2. SIGNIFICANT ACCOUNTING POLICIES continued

d) Deferred product development

New product development costs, where the product has not gone into commercial production, including allocations for administration and overhead are recorded as period costs. Prior to 2000, certain costs were deferred and amortized on a straight-line basis over three to five years.

The unamortized balance of deferred costs, recorded in the balance sheet represent a carrying value that is being charged to income through amortization on a systematic basis. It does not necessarily, nor is it intended to represent, net recoverable value of the deferred costs, which is dependent on market conditions.

e) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

f) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

g) Cost of goods sold

Cost of goods sold consist of materials, labor and overhead costs associated with the manufacture of the Company's products.

2. SIGNIFICANT ACCOUNTING POLICIES continued

h) Earnings per share

The Company adopted the new Canadian GAAP standard for calculating earnings per share as recommended by the Canadian Institute of Chartered Accountants. The new standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period. The adoption of this method did not have a material impact on the historical earnings per share.

Earnings per share is calculated using the weighted average number of shares outstanding during the year of 8,322,980 (2002 - 8,189,980).

Diluted earnings per share for the prior year has not been disclosed in these financial statements as the effect is anti-dilutive. Diluted earnings per share for the current year has been calculated based on 9,068,980 shares.

i) Related party transactions

Related party transactions are recorded at their exchange amounts which approximate fair market value.

j) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to deferred product development costs, the determination of impairment of assets and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES continued

k) Risk management

The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. The Company is exposed to credit risks as a result of sales made to foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk.

l) Future income taxes

The Company follows the "future income tax" method of recognition, measurement, presentation and disclosure of income and refundable taxes in an enterprise's financial statements. The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principles is that in the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

m) Stock-based compensation

No compensation expense is recognized when stock options are issued to employees or directors as the exercise price for an option is the fair market value of the common shares on the grant date of the option. Any consideration received on the exercise of stock options is credited to share capital.

Under new guidelines issued by the Canadian Institute of Chartered Accountants, effective for the 2003 fiscal year, the Company will in future years report and record the fair value of stock based compensation and other stock based transactions where future share rights are included.

(IN CANADIAN DOLLARS)

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The Company's carrying amounts for long-term debts approximates their fair values based on financing terms available to the Company on the measurement dates.

4. INVENTORIES

	Dec 2002 $	Dec 2001 $
Parts and supplies	280,987	131,082
Work in progress	195,724	145,456
Finished goods	406,646	355,419
	883,357	631,957

(See Note 9)

5. CAPITAL ASSETS

	December 2002 $			Dec 2001 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	149,919	95,211	54,708	58,192
Furniture and equipment	110,991	86,200	24,791	30,986
Computer equipment	126,073	103,197	22,876	25,960
Software	60,397	39,972	20,425	28,617
Vehicle	14,496	14,496	-	-
Trademarks and licenses	86,910	23,431	63,479	37,473
Leasehold improvements	37,528	30,317	7,211	7,587
	586,314	392,824	193,490	188,815

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

6. DEFERRED PRODUCT DEVELOPMENT COSTS

	Dec 2002 $	Dec 2001 $
Market development	145,361	145,361
Product development	1,643,494	1,643,494
Product safety approvals	70,680	70,680
	1,859,535	1,859,535
Less accumulated amortization	1,844,272	1,777,256
	15,263	82,279

Prior to 2001, the Company was engaged in the development of new product lines for which it capitalized related costs (Note 2(d)). During prior and current years, product development was primarily for enhancements to existing lines. Accordingly, research and development costs have been charged to current year operations.

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:
   - i) 50,000,000 common shares without par value
   - ii) 20,000,000 second common shares without par value
   - iii) 5,000,000 Class "A" preferred shares with a par value of $0.001 per share
   - iv) 100,000,000 Class "B" preferred shares with a par value of $1.00 each

b) Issued

Common	2003 # of Shares	2003 $	2002 # of Shares	2002 $
Balance, beginning of year	8,189,980	2,083,786	8,189,980	2,083,786
Issued during year for cash:				
Finance fee i)	40,000	4,000	-	-
Investment ii)	93,000	23,250	-	-
	8,322,980	2,111,036	8,189,980	2,083,786

(IN CANADIAN DOLLARS)

7. **SHARE CAPITAL continued**

i) In October, 2002 the Company issued 40,000 common shares at a deemed value of $0.10 per share to two directors for providing personal guarantees for bank indebtedness.

ii) During the second quarter of 2003 fiscal the Company issued 93,000 common shares as private placements at a deemed value of $0.25 per share.

c) Director and employee stock options outstanding are as follows:

	Number of Options	Weighted average exercise price
Outstanding, beginning of year	746,000	$0.14
Options expired	-	$0.00
Options granted	-	$0.00
Outstanding, end of period	746,000	$0.14

	Number of Options	Exercise Price	Expiry Date
Directors	500,000	$0.14	April 22, 2004
Employees	246,000	$0.14	April 22, 2004
	746,000		

d) Escrow and restricted shares

In prior years, 2,650,000 common shares were held in escrow subject to release upon regulatory approval under an earn-out formula based on cash flow generated by the company. During the 2002 the escrow agreement was amended and the 2,650,000 common shares held in escrow will be released based on the following schedule:

- 5% on December 20, 2002, June 20, 2003, December 20, 2003 and June 20, 2004.
- 10% on December 20, 2004, June 20, 2005, December 20, 2005, June 20, 2005, December 20, 2006, June 20, 2007, December 20, 2007, June 20, 2008.

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

8. RELATED PARTY TRANSACTIONS

The Company entered into a management agreement dated June 30, 1991 for management services compensated at $15,200 per month to Ridel Investments Ltd., a company controlled by two Directors. This agreement is subject to an annual review by the Board of Directors.

During the year 2003, the Company issued 40,000 (2002 – Nil, 2001 - 81,494) common shares at a deemed value of $0.10 per share to compensate two directors for providing personal guarantees for bank indebtedness.

9. BANK INDEBTEDNESS

	Dec 2002 $	Dec 2001 $
Bank indebtedness	347,347	307,175

Bank of Montreal line of credit in the amount of $320,000 with interest charged at the bank's prime rate plus 2%. All amounts greater than the limit incur interest at 21%.

To secure the indebtedness, the bank has a general security agreement covering all assets of the Company with additional security covering inventory and accounts receivable together with an assignment of insurance proceeds on certain assets pledged.

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT

	Dec 2002 $	Dec 2001 $
Government of Canada: Western Economic Diversification Repayment terms: Monthly installment of $4,000 to June 1, 2003. Payments include interest at a floating rate currently at approximately 6.5% per annum. **(See (i) below)**	81,743	137,221
Bank of Montreal: (See Note 9 for security information) Demand loan bearing interest at prime plus 1% with monthly principal payments of $1,250 as well as lump-sum principal repayments of $10,000 on December 31, 2002 and $40,000 on June 30, 2003. **(See (i) below)**	72,500	97,500
Business Development Bank of Canada: Term loan with principal repayments as follows: $6,400 on January 23, 2003; 5 monthly payments of $6,500 commencing February 23, 2003; 12 monthly payments of $10,0000 commencing July 23, 2003; 12 monthly payments of $11,000 commencing July 23, 2004; 6 monthly payments of $12,000 commencing July 23, 2005; $15,100 on January 23, 2006. Interest is payable monthly at 2% above the bank's floating base rate.	378,000	415,245
Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998 **(see (i) below)**.		
Term loan with principal repayments as follows: $3,600 on January 23, 2003; 5 monthly payments of $3,500 commencing February 23, 2003; 12 payments of $7,000 commencing July 23, 2003; 6 payments of $7,300 commencing July 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate.	148,900	161,093

CON-SPACE COMMUNICATIONS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT continued

	Dec 2002 $	Dec 2001 $
Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid **(see (i) below)**.		
The loans from the Business Development Bank of Canada are secured by a general security agreement.		
Bank of Montreal: (See Note 9 for security information)		
Small business improvement loan bearing interest at prime plus 2.75%. Principal repayments are $1,496 per month commencing May 1, 1998.	5,984	23,936
Small business improvement loan bearing interest at prime plus 2.75% . Principal repayments are $1,666 per month commencing April 30, 1999.	2,292	22,284
	689,419	857,279
Less: current portion	271,698	265,844
	417,721	591,435

i) During 2002, the Company did not make monthly principal repayment as required for the loans from the Government of Canada and the Business Development Bank of Canada.

In September, 2002 the Company renegotiated repayment terms on the loans with the Business Development Bank of Canada and the Bank of Montreal. Payment terms were renegotiated with the Government of Canada in October, 2002. The change in repayment terms are reflected in these financial statements.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT continued

Estimated principal payments due in each of the next five years as at June 30, 2002:	$
2003	211,002
2004	260,622
2005	185,800
2006	87,100
2007 and thereafter	-
	744,524

The Western Economic Diversification program places various restrictions upon the Company. The major restrictions are as follows:

1. Repayment of shareholder loans to be pre-approved by Western Economic Diversification.
2. Five percent of any new share capital issued for cash to be applied against outstanding principal.
3. Restrictions on certain shareholders' stock trading.

11. COMMITMENTS

The Company has an operating lease commitment for office premises, requiring payments in each of the next five years as follows:

	$
2003	48,000
2004	48,000
2005	48,000
2006	48,000
2007	48,000

12. GOVERNMENT GRANTS

During the period the Company received Nil (2002 – Nil, 2001 - $44,178) in Canadian government grants for marketing and tradeshows attended in the United Kingdom. The grants have been offset against related costs.

CON-SPACE
COMMUNICATIONS

Safety in Communication®

Volume 11, Issue 2 February 2003

SECOND QUARTER NEWSLETTER & FINANCIAL REPORT

LETTER FROM MANAGEMENT

First and foremost we would like to say Happy New Year to everyone and wish you good fortune in 2003. CON-SPACE had a very good last quarter and proudly finds itself as a Tier-1 Company on the Toronto Venture Exchange at the outset of 2003. Sales for the second quarter ended December 31, 2002 exceeded last year's second quarter sales by 32%. Even more significant is the increase in profit by 277% over the previous year.

Over the last quarter there were many interesting developments taking place in the CON-SPACE universe. Thanks to the innovation of our Research and Development staff we have been able to modify some of our existing product lines to meet new types of hazardous communication needs. The most exciting of these modifications being the addition of Voice Over Internet Protocol to our revolutionary Throat Mic. The CON-SPACE Throat Mic. has become an industry standard. It serves as a great tool for communicating within a facemask or protective suit and now can be plugged into the soundcard of any basic desktop computer as easily as plugging in PC speakers. This is a great leap forward for CON-SPACE that opens new markets to our business. Because of this wonderful new innovation, personnel that are required to communicate by VOIP through a computer but are restricted by some type of facemask or breathing apparatus can now use our Throat Mic to easily bypass this problem. Not only is this a unique application but it also works great. The clarity of voice is so high that you could never tell the person speaking was even wearing a facemask. Other companies have recognized the value of such an application as well and have already shown interest in seeing our final product.

The idea for this application had been in the works over the last year but it was not until CON-SPACE attended the Armed Forces Communications and Electronics Association (AFCEA) Tradeshow this year in San Diego that we began to see the real potential in such a product. Various military personnel at the show expressed their need for the application and CON-SPACE was only too happy to address them. Attending the AFCEA show also proved to be a benefit to our Private Label (OEM) business as it introduced us to a number of great potential suppliers. Overall the show proved to be an asset to CON-SPACE as it provided a clearer picture of our military markets.

CON-SPACE recognizes the value of the Facemask/In-Suit Communication market and will continue to aggressively focus its marketing efforts towards these industries. This will include new literature and website features to promote both our SR65i Radio Accessory and Hardline Communication equipment for use in two-way voice communication with a facemask or protective suit.

Altogether CON-SPACE continues to grow and has done so aggressively over the past year as is evident in both our financial position and our marketplace presence. The last quarter saw great increases and in early January we again received another large order from Britain. As always we thank you for your continued support and invite you to call or visit our offices at any time. Please take the time to also visit us online at, www.con-space.com.





In-Suit Communication is a large focus of CON-SPACE Communications. CON-SPACE solves the problem of being unable to communicate within a facemask or encapsulated suit by incorporating either a Radio Accessory or a portable Hardline system that provides clear two-way voice communication.

Inside This Issue

CON-SPACE SOARS TO NEW HEIGHTS IN 2003

CON-SPACE Communications ended 2002 on an extremely positive note by breaking their monthly sales record for the month of November not to mention having a record year in which CON-SPACE received its largest order in history (over $590,000 CDN) from the British Army. Add to that the Firm's vital participation in the successful Quecreek Mine Rescue, which took place last July and it becomes clear that CON-SPACE has grown substantially stronger and larger within the Safety Communication industry.

From a positive ending, emerged an excellent beginning. On January 8th of this New Year, Terry Ibbetson, President of CON-SPACE and Jim Swanson its Chairman proudly announced the advancement of the Company to Tier 1 status on the Toronto Venture Exchange marking yet another major milestone in CON-SPACE's growth. This new status recognizes CON-SPACE as a Senior Company and one of the TSX's most advanced Issuers.



Subsequently, while CON-SPACE saw such recent significant advances in North America it also made great strides forward internationally. Graham Withington, General Manager of CON-SPACE Communications in the United Kingdom secured a $112,000 CDN order of 29 Victim Locator Kits from her Majesty's Fire Service Inspectorate, a division of the Deputy Prime Minister's office in London, England. The Victim Locator Kit is a configuration of CON-SPACE communication equipment similar to the one used in the Quecreek Mine Rescue, which included the Rescue Probe that was lowered down to the nine trapped miners to establish two-way voice communication with them. The 29 Kits have been approved and included in a contract with the British Urban Search and Rescue Teams throughout England who will have use of the equipment through the UK Fire Brigades and other public sector organizations.

CON-SPACE has experienced a number of interesting developments over the last few years gradually moving itself out of the small business category into new and emerging markets. It began operations over ten years



ago providing communication solutions for confined space operations specifically aircraft fuel cell entry. From there the Company branched out further, designing and developing communication equipment suited to meet the harsh conditions of a wider range of hazardous environments including confined spaces, rescue operations, law enforcement, military applica- rescue operations, law enforcement, military applica-tions and many more. At present, the Company's equipment is used by over one thousand Rescue Teams in North America alone and is the recognized world leader in the 'Hazardous Communication' industry. In addition to being used at the Quecreek Mine Rescue, its equipment was also used in the aftermath of the September 11 Terrorist Attacks. Disney recently released a made for TV movie documenting the events of the Quecreek Mine Disaster where the Probe was also featured.

HEAR WHAT OUR CUSTOMERS HAVE TO SAY!

"I am a Navy Chief Warrant Officer and I teach your outstanding product at Surface Warfare Officer School (SWOS) in Newport RI. First of all I wish to thank you all for your Navy SAR/Gas Free Communication Kit. It is so easy to use and operate and it's durability is unsurpassed. Placing yourself in a confined space and conducting Gas Free evolutions is mentally and physically challenging but your communication kit ensures one less worry during this dangerous operation. I have used various manufacturers communication devices during my 21 years as a Naval Gas Free Engineer. Usually there is some sort of breakdown in comms, however since using your product I have yet to encounter one failure. Bravo Zulu! Lastly I was wondering if I could get any posters, patches or decals from your company. I teach Naval Officers ranging from Ensigns to Captains (01-06) your kit in my classroom and also conduct a practical exam in a test space where they are required to suit up with a SCBA/SAR with comms. I would be proud to wear your CON-SPACE patch on my coveralls. Again, thank you for your system and your time."

Navy Chief Warrant Officer, US Navy

IN RELATED NEWS:

FOUR DIE ABOARD NEW WESTMINSTER BARGE



Unfortunately, not all major industrial accidents end so miraculously as Quecreek Mine did. On Friday, January 10th 2003, three men died tragically servicing a barge on the Fraser River. Three employees of a local marine services company fell victim to this latest tragedy. A fourth employee died ten days later after being rescued from the scene.

Trouble began when Dave Rowley had entered a confined space within the barge for reasons unknown but had not come up for a break, which lead to his co-worker Sean Ironside entering the space to check on him. When both Ironside and Rowley failed to emerge, three more workers, Craig Matthieu, Kenneth Priddle and Krzyzstof Rosicki followed suit and when all five men had not returned to the surface a rescue team was summoned and arrived shortly afterwards. After an arduous rescue attempt that injured New Westminster Firefighter Dave Phillips, all five men were finally extricated; Rowley, Priddle and Krzyzstof had died from suffocation within the confined space, Ironside came out in critical condition and was taken to Royal Columbian Hospital along with Matthieu. Matthieu was released from hospital the following day and is expected to fully recover despite sustaining a number of injuries. Ironside however, died ten days later after having been in a coma.

The confined space, which the five men had entered and apparently lost consciousness in was later reported to have been depleted of oxygen due to rusting that left the air within the space unfit to breathe. Not one of the men who entered had used a 'sniffer' device to detect the oxygen content within the space and were therefore caught unawares by the lack of oxygen.



The New Westminster Fire Rescue squad that arrived at the scene is one of many fire departments that own a CON-SPACE Rescue Kit One. The Kit is configured for a team of five Rescuers consisting of two primary entrants, two standby Entrants and a Safety Attendant, for entries up to 100 feet (can be extended to 1,500 feet). The System can be configured for up to fourteen people using available modules and accessories.

The accident is currently being investigated by the Workers' Compensation Board who have released documents that show the company involved has been cited over a dozen times. The first instance in 1991 found the company had no written work procedures that outlined safety procedures on air testing or for employees performing their jobs in confined spaces. Statistics show that due to a lack of training and preparation, when an Entrant encounters trouble in a confined space an average of two Rescuers die trying to save them.

NEW PRODUCTS

THE POWER TALK BOX SYSTEM



The CON-SPACE Power Talk Box System is a portable Intercom System designed to provide un-tethered, continuous two-way communication between, a Safety Attendant and the Confined Space Entrant/s in his/her care. The powered speaker is very loud and designed to be heard by Entrants in medium noise to distances up to 30 ft.

The PTB System was configured for quick deployment, to allow workers total freedom plus the major benefits offered by having good hands-free communication during every entry. While using this equipment, employees will be safer and will become more efficient every time they use it. Getting a tool, or having the Attendant read the checklist will make the job faster and smoother. During inspections the Attendant can take notes outside the work area and the two can work better as a team. The PTB System can help workers who move from manhole to manhole every day, doing tasks that include installation, maintenance or inspection. It can also help Tower Crane operators, with crane to crane and crane to ground communication, or crews working on mobile Cherry Picker type operations. Having communication equipment can help make entries quicker and easier.

TAKE A LOOK THROUGH OUR

NEW CUSTOMER LIST

During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since October 1, 2002.

- Anaheim Fire Dept
- Augusta Industrial
- BC Ministry Of Health
- Burnaby Coroner
- Capital Health System Trenton NJ
- Catalyst Technology
- Central Pierce Fire and Rescue
- Cherry Hill, NJ Fire Dept
- City of Buckley WA
- City of Denver, CO Fire Dept
- City of Reno (Sewer)
- City of Stow Fire Dept
- City of Vernon, CA
- Clay County Sheriff Dept
- Colchester Tech Rescue
- Conway, SC Public Utilities
- Corpus Christi Equipment Co
- Dixon Fire Dept
- Dugway Proving Ground
- Duke Energy
- Eastside Fire & Rescue, Issaquah, WA
- Fresh Advantage
- Ft Myers, FL Fire Dept
- GE Mfg Plant, Suffolk, VA
- Hagemeyer
- Hatch Electrice Generating Plant
- Hickman County EMS
- High Angle Assoc – Reddington Municipality
- Hillsborough City, FL Fire Dept
- Hillsborough County Fire Rescue
- Hinds Energy Facility
- Honda Canada
- JE Weinel
- Klein Electronics
- Knoxville County EMA
- Long Island College Hospital EMS
- Marinette Fire Dept
- Maytag Appliances
- Minot, ND Airforce Base
- MSHA - US Dept of Labour
- NAWS-China Lake
- New York Fire Dept

- NAWS-China Lake
- New York Fire Dept

- Noromed
- North Aurora, IL Fire Dept
- North Tahoe PUD
- Northrup Grumman IT
- Occupational Safety
- Bogota, Columbia
- Oceanside, CA Fire Dept
- Oceantronics, Inc
- Olive Drive Fire Training Facility
- Oxnard Fire Dept
- P Crecelius
- Philadelphia Defense
- Supply Center
- Progressive Industrial
- Equip-Singapore
- Puget Sound Naval Ship-yard
- Reedy Creek Fire Dept
- Richland, WA City Shops
- Riverside, CA Fire Dept
- Roche Colorado Corp
- Rochester, MN Fire Dept
- Royal Jubilee Hospital
- Sandwich, IL Fire Dept
- Santa Clara Central Fire
- Sidney, Australia Police Dept
- Simplex / Grinnell
- Sovereign Specialty Chemical
- St Paul's Hospital
- State of Georgia EMS
- Stone Mountain Design
- Surrey Fire Dept
- Survival Systems Training
- SWOS DM
- Travis County ES
- Tropicana
- Tupelo Fire Equipment
- UK - Air Power
- UK - Aylesford Print
- UK - British Neuclear Facility
- UK - Helmet Integrated Syst
- UK - Hyperbaric Tech
- UK - Marshall Aerospace
- UK - New Jersey Water
- UK - Norwegian Army
- UK - St. Regis
- UK - Till & Whitehead
- US Navy
- Valero Energy Inc
- Waukesha, WI Fire Dept
- WESTVACO, TX
- West Palm Beech, FL Fire Dept
- Westvaco TX

FINANCIAL CHARTS



QUARTERLY SALES
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
BY QUARTER



SECOND QUARTER SALES COMPARISON
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
FISCAL YEAR

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	Dec 31 2002	June 30 2002
ASSETS		
Current Assets	$1,507,593	$1,255,088
Capital Assets (Net Amortization)	193,490	208,651
Deferred Product Development	15,263	30,524
Future Income Tax Pay	51,298	51,298
Total Assets	$1,767,644	$1,546,561
LIABILITIES AND SHAREHOLDERS EQUITY		
Current Liabilities	$997,608	$983,839
Long Term Debt	417,721	533,522
Shareholders' Equity	352,315	207,168
Total Liabilities and Equity	$1,767,644	$1,545,561

CONSOLIDATED INCOME STATEMENTS	Six Month Period Ended Dec 31 2002	Six Month Period Ended Dec 31 2001
Sales	$1,919,295	$1,452,980
Cost of Goods Sold and Commissions	(913,809)	(829,962)
Other Income	27,488	145,155
Operating Expenses	(696,151)	(614,077)
Operating Profit	336,823	154,096
Depreciation	(39,958)	(75,484)
Net Profit	$296,865	$78,612
	$0.04	$0.02
Net Operating Profit per Common Share	$0.04	$0.01

FINANCIAL RESULTS

CON-SPACE RECORD PROFITS UP 277%... The Company again set a new quarterly sales record with sales of $1,126, 820 for its second quarter of fiscal 2003 ended December 31, 2002. The resulting year-to-date sales are up 32% and profits are up 277% over the previous year.

Sales for the second quarter were $1,126,820 giving a 60.7% increase over the $701,156 for the same quarter a year ago. Operating expenses for the second quarter were $390,388 compared to last year's second quarter of $294,828. For the first-half of fiscal 2003 ended December 31, 2003 operating expenses closed at $696,151 up 13.4% from $614,077 one year earlier.

Resulting operational profits (before amortization, depreciation and taxes) were $260,254 or $0.03 per share for the second quarter and $336,823 or $0.04 per share for the first-half of fiscal 2003 compared to last year's second quarter operating profit of $82,362 or $0.01 per share and the first-half's operating profit of $154,096 or $0.02 per share.

Net profit for the second quarter, ended December 31, 2002, closed at $239,844 or $0.03 per share giving a first-half net profit of $296,865 or $0.04 per share. This compares to last year's second quarter net profit of $44,137 or $0.01 per share and a first-half net profit of $78,612 or $0.01 per share. The result is a 277.6% improvement in net profit this year over last.

Shareholder Relations

James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent

CIBC Mellon Trust Company
1066 West Hastings
Ste. 1600, The Oceanic Plaza
Vancouver, B.C. V6E 3X1

Corporate Head Office

505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors

James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director

Trading Symbol CCB

Listed on the Toronto Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's

The **"CON-SPACE"**, CON-SPACE and "Safety in Communication" are registered trademarks of CON-SPACE Communications Ltd.

Website: www.con-space.com

E-Mail: info@con-space.com
invest@con-space.com
sales@con-space.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.


FLAM-MABLE
FLAM-MABLE
"Don't worry. We can skip the safety rules just this once."

Courtesy of Ted Goff www.tedgoff.com

HOW TO STAY IN TOUCH

May we send our News Releases directly to you? Please send your e-mail address to: **jswanson@con-space.com**

If you would like to speak to our Chairman directly please call Jim Swanson at: **(800) 755-2528 or (604) 244-9323**

You may also visit us online at: **www.con-space.com**

We welcome your comments, questions and suggestions.